Exhibit 99.1

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment Agreement (this “Agreement”), entered into as of June 2, 2010, confirms the following understandings and agreements by and between Elan Pharmaceuticals, Inc., a Delaware Corporation (the “Employer”) and G. Kelly Martin (the “Executive”) and serves as an amendment to an employment agreement dated December 7, 2005, as amended effective December 19, 2008, among the parties and Elan Corporation, PLC, an Irish public limited company (the “Parent,” together with the Employer, the “Company”) (the “Employment Agreement”);

WHEREAS, the Employer and the Executive desire to amend the Employment Agreement to provide for a fixed, as opposed to an evergreen term, through January 31, 2013 and to provide for the Executive to transition out of the role of Chief Executive Officer of the Company no later than May 1, 2012 and into the role of strategic advisor for the Company, and then to retire on January 31, 2013;

WHEREAS, the Employer and the Executive desire to enter into this Agreement to evidence the terms and conditions of the amendment to the Employment Agreement and to provide for such transition and retirement; and

WHEREAS, as specifically set forth herein, this Agreement amends the Employment Agreement, which otherwise shall remain outstanding in accordance with its terms.

NOW, THEREFORE,

In consideration of the promises set forth herein and in the Employment Agreement, the Employer and the Executive agree as follows:

1. Section 1 of the Employment Agreement shall be amended to read as follows:

“(a)           Term.  During the period commencing on the date of this Agreement and ending on the earlier of (i) the nine month anniversary of the date the Advisory Period (as defined below) commences and (ii) January 31, 2013 (the “Transition Period”), unless the Executive’s employment is terminated earlier in accordance with the terms set forth herein, the Executive shall continue to provide services to the Company and be an employee of the Employer.  The period during the Transition Period in which the Executive shall continue to serve as Chief Executive Officer of the Company (the “CEO”) and a member of the Board of Directors of the Parent (the “Board”), which shall continue until May 1, 2012, unless it ends sooner as provided below, shall be referred to herein as the “CEO Period” and the period during the Transition Period, if any, during which the Executive has ceased to serve as CEO and instead serves as an Executive Advisor to the Company shall be referred to herein as the “Advisory Period.”  The Executive hereby agrees to continue to serve as CEO until May 1, 2012, or such earlier date on which the Employer is able to hire a new CEO.  If the Company hires a new Executive Chair (as defined below), but not a new chief executive officer, prior to May 1, 2012, the Executive has the option to transition into the position of Executive Advisor to the Company upon such date and continue in such role until the end of the Transition Period.  The date on which the Executive’s employment terminates at the end of the Transition Period shall be referred to herein as the “Retirement Date.”  For purposes of this Agreement, “Executive Chair” shall mean an individual who, as a full-time employee of the Employer or the Parent, serves as the Chair of the Board of Directors of the Parent (the “Board”) and is the individual to whom the Company’s senior management team, including the Executive, reports directly.

(b)           Employment and Duties.

(i) CEO Period.  During the CEO Period, the Executive will report directly to the Board and continue to perform all of the duties normally accorded to the CEO position, as directed by the Employer or the Parent, and shall have the full executive authority to manage the Company, including the authority to manage the Company in a manner consistent with applicable regulatory requirements and sound business practices.  During the CEO Period, the Executive shall also serve as the senior executive officer of such other subsidiaries of the Parent and the Employer as designated by the Board and approved by the boards of directors of such subsidiaries.  In addition, during the CEO Period, the Executive shall perform such duties and services for the Company as may be reasonably and specifically requested by the Board, consistent with the Executive’s current position and experience.

(ii) No Other Employment.  During the CEO Period, the Executive shall not, directly or indirectly, render services to any other person or organization for which he receives compensation; provided, however, that upon the receipt of the Board’s prior written approval to be granted in its sole discretion, which approval shall not unreasonably be withheld, the Executive may accept an election to the board of directors of no more than two other companies without being deemed to have violated subsection 1(b) hereof, provided that such activities do not otherwise conflict with his duties and obligations to the Company.  No such approval will be required if the Executive seeks to perform services without direct compensation therefore in connection with the management of personal investments or in connection with the performance of charitable and civic activities, provided that such activities do not contravene the provisions of subsection 1(b)(i) and Section 5 hereof.  The limitations in this subsection 1(b)(ii) shall cease to apply during the Advisory Period.

(iii) Advisory Period.  During the Advisory Period, the Executive will serve as an Executive Advisor to the Company and the Board, and shall perform such duties and services for the Company as may be reasonably and specifically requested by the Board and/or the Company’s executive management team, including, but not limited to, providing such transition assistance as may be requested to the new chief executive officer and/or Executive Chair and assisting with the Company’s strategic planning and investor relations.  As Executive Advisor, the Executive is expected to spend no more than 50% of the amount of time performing his duties in comparison to the amount of time he spent performing his duties during the CEO Period.  During the Advisory Period, the Executive shall be free to pursue other employment opportunities as they may arise unless it involves working for or providing advice to an entity which is developing, collaborating on, or marketing, a product that competes with a drug that is being sold or is under development by the Company, any of its subsidiaries, or any other entity in which the Company owns 20% or more, as of the commencement of the Advisory Period.

(iv) General.  Notwithstanding anything herein, during the Transition Period, the Executive’s employment with the Employer shall remain “at-will,” meaning that both the Executive and the Employer have the right to terminate the Executive’s employment with the Employer at any time, for any reason, with or without notice, provided, however, that in the event of any such termination, the terms of Section 4 of the Agreement below shall apply.  Effective upon the date of the Executive’s termination of employment with the Employer, whether on or prior to the Retirement Date, the Executive hereby agrees to resign from any and all positions held as an employee, officer or director of the Company or any of its affiliates.

(c)            Board Membership. The Executive shall continue to be nominated for election to the Board for the remainder of the CEO Period.  At the commencement of the Advisory Period, the Executive shall resign from, and immediately cease to be a member of, the Board.”

2. Section 3 of the Employment Agreement shall be amended to read as follows:

“3           Compensation and Other Benefits.  Subject to the provisions of this Agreement, the Employer shall pay and provide the following compensation and other benefits to the Executive during the Transition Period as compensation for all services rendered hereunder:

(a) Base Salary.  During the Transition Period, the Executive shall be entitled to receive an annual base salary, which shall be payable to the Executive in accordance with the normal payroll practices of the Employer as are in effect from time to time.  Effective June 1, 2010 and for the remainder of the CEO Period, the Employer shall pay to the Executive an annual base salary of $1,000,000, which may be increased, subject to the determination of the Board and the Compensation Committee of the Board (the “Committee”), and may not be decreased except in connection with a general reduction in the compensation of executives of the Company generally.  During the Advisory Period, the Employer shall pay the Executive an annual base salary of $750,000.

(b) Annual Bonus.  During the CEO Period only, the Executive shall be eligible to participate in the Company’s annual bonus plan and shall be eligible to receive an annual bonus based on the attainment of the applicable performance objectives with a target annual bonus set at 100% of his then current annual base salary.  Any bonus earned during the CEO Period shall be paid when bonuses are otherwise paid to executives generally, but in no event later than 2 ½ months following the end of the calendar year in which it was earned.  For the avoidance of doubt, in the year in which the CEO Period ends, if other than on a December 31, any such bonus shall be pro rated for the portion of the calendar year during which the Executive was the CEO.

(c) Equity Awards.  Through calendar year 2011, provided that the Executive is Chief Executive Officer on the date awards are approved for other senior executives of the Company, the Executive shall be considered for equity awards consistent with the Company’s annual equity award practices for other senior executives of the Company.

(d) Expenses.  During the Transition Period, the Employer shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with his employment hereunder upon submission of appropriate documentation or receipts in accordance with the policies and procedures of the Employer as in effect from time to time.  In addition, during the Transition Period, the Executive shall be eligible to receive financial planning, and tax support and advice from the provider of his choice, at a reasonable and customary annual cost. The Employer will pay, on behalf of the Executive, the Executive’s reasonable attorneys’ fees incurred in the negotiation of this Agreement, payable directly to the Executive’s attorneys upon submission of appropriate documentation in accordance with the policies and procedures of the Employer.

(e) Other Benefits.  Except as otherwise stated herein, during the Transition Period, the Executive shall continue to be entitled to participate in all other employee benefit plans in which he is currently participating, including pension, medical, disability and life insurance and other plans and programs applicable to senior executives of the Company generally in accordance with the terms of such plans and programs as in effect from time to time. The foregoing shall not be construed to limit the ability of the Employer or any of its affiliates to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time.”

3. Subsection 4(a)(iii) of the Employment Agreement shall be amended to read as follows:

“(iii)           “Good Reason” means (A) a breach by the Company of a material obligation under the Agreement, including, without limitation, a material diminution in the Executive’s title, duties, responsibilities or authority, and ceasing, other than voluntarily or for Cause, to be the sole chief executive officer of a company whose shares are publicly traded in an established securities market or on an established securities exchange, without his consent, which breach has not been cured within 20 business days after providing the Company with written notice of such breach; provided, however, that “Good Reason” shall exist, whether before or after a Change in Control, even if Executive participates in the development or implementation of the Company’s strategic initiative to transition to a new chief executive officer, (B) except as set forth in Section 3 herein, a failure to provide the Executive with an annual cash bonus and additional option grants in accordance with the Company’s compensation guidelines for executive officers at a level appropriate to the Executive’s performance, as determined by the Committee in good faith, or a reduction in Executive’s Salary other than in connection with a general reduction in the compensation of executives of the Company generally, (C) except as set forth in subsection 1(d) herein, the failure to nominate the Executive for membership on the Board during the Term, (D) the requirement that the Executive move his principal place of business by more than 30 miles from that previously the case without his consent, (E) a request by the Board that the Executive follow a directive that is unlawful, unless retracted within 20 business days after providing the Board with written notice of the illegality of the directive, or (F) the failure of a successor to assume this Agreement as required by subsection 10(e). Upon a cure of the acts set forth in subsections (A) and (B) above within the 20 business day cure period, such event shall no longer constitute Good Reason for purposes of this Agreement.  For the avoidance of doubt, “Good Reason” shall not occur by reason of a diminution of Executive’s duties and responsibilities resulting from the sale, disposition, spin-off or sale of substantially all the assets of, or an initial public offering with respect to Elan Drug Technologies.”

4. In Subsection 4(b)(i), the phrase “a release of all claims against the Company in the form then customarily prescribed by the Company” shall be replaced with the following phrase, “a release of all claims against the Company, substantially in the form attached hereto as Exhibit A (the “Release”).”

5. Subsection 4(b)(i)(B) of the Employment Agreement shall be amended to read as follows:

“(B)  except in the event that the Executive resigns from his employment hereunder for Good Reason, all outstanding equity awards then held by the Executive shall immediately vest in full and all outstanding stock options shall remain exercisable until the earlier of January 31, 2015 or the date which is ten years from the respective original dates of grant of the stock options, and shall remain outstanding for such period without regard to the Executive’s death following the Involuntary Termination.  The Employer hereby represents, based on the terms of the applicable equity compensation plan and such other information as the Employer deems relevant, that the Company has the authority and has taken all appropriate actions to extend the exercise period of such options to accomplish the extension provided for in the preceding sentence;”

6. Subsection 4(b)(ii) of the Employment Agreement shall be amended to read as follows:

“In the event of the Executive’s Involuntary Termination prior to the Retirement Date, unless payment is required to be delayed pursuant to subsection 10(l) below, the payments described in subsection 4(b)(i) above shall be paid on the 60th day (or the next following business day if not a business day) following the date of termination and be calculated based on the base salary and target bonus (without regard to any pro-ration thereof as provided in subsection 2(a)(ii) hereof) in effect immediately prior to the termination of the CEO Period, provided that the Executive executes and does not revoke the Release.  In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payment of severance, provision of benefits and equity treatment takes place, the payments, benefits and equity treatment shall be afforded to the Executive’s Beneficiary (as hereinafter defined) on the same basis and at the same times as they would have been provided to the Executive.  Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive’s execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.”

7. The first part of subsection 4(c)(i) of the Employment Agreement shall be amended to read as follows:

“(i) If (I) (A) (x) there is a “Change in Control” (as defined below) during the CEO Period, or (y) if the Parent executes a definitive agreement to enter into a transaction during the CEO Period, the consummation of which would result in a “Change in Control” and such transaction is actually consummated, and (B) the Executive undergoes an Involuntary Termination during the Transition Period, or (II) the Executive undergoes an Involuntary Termination during the CEO Period and within 180 days of the Involuntary Termination the Parent executes a definitive agreement to enter into a transaction, the consummation of which would result in a “Change in Control” and such transaction is actually consummated, and, in either case, the Executive executes and does not revoke the Release, the Executive shall be entitled to the following benefits in lieu of any benefits under subsection 4(b) above:”

8. Subsection 4(c)(iii) of the Employment Agreement shall be amended to read as follows:

“In the event of the Executive’s Involuntary Termination prior to the Retirement Date, unless payment is required to be delayed pursuant to subsection 10(l) below, the payments described in subsection 4(c)(i) above shall be paid on the 60th day (or the next following business day if not a business day) following the date of termination and be calculated based on the base salary and target bonus (without regard to any pro-ration thereof as provided in subsection 2(a)(ii) hereof) in effect immediately prior to the termination of the CEO Period, provided that the Executive executes and does not revoke the Release.  Notwithstanding any provision to the contrary herein, in the event the Executive undergoes an Involuntary Termination as described in subsection 4(c)(i)(II) above, provided that the Executive executes and does not revoke the Release, the payments described in subsection 4(c)(i) above shall be calculated based on the base salary and target bonus (without regard to any pro-ration thereof as provided in subsection 2(a)(ii) hereof) in effect immediately prior to the termination of the CEO Period, and to the extent not already paid under subsection 4(b), be paid to the Executive on a date that is within sixty (60) days following either (A) the consummation of the Change in Control, but only if the transaction constituting the Change in Control is a “change in control event” under Treas. Reg. §1.409A-3(i)(5), or (B) the one (1) year anniversary of the date of the Executive’s Involuntary Termination if the transaction constituting a Change in Control is not a “change in control event” under Treas. Reg. §1.409A-3(i)(5) and if the Change in Control is consummated prior to such one (1) year anniversary.  In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payment of severance, provision of benefits and equity treatment takes place, the payments, benefits and equity treatment shall be afforded to the Executive’s Beneficiary (as hereinafter defined) on the same basis and at the same times as they would have been provided to the Executive .  Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive’s execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.”

9. Subsection 4(c)(i)(III) of the Employment Agreement shall be amended to read as follows:

“(III)  except in the event that the Executive resigns from his employment hereunder for Good Reason, all outstanding equity awards then held by the Executive shall immediately vest in full and all stock options that remain outstanding following the Change in Control shall remain exercisable until the earlier of (x) the later of (i) three years from the date of the Involuntary Termination or (ii) January 31, 2015, or (y) the date which is ten years from the respective original dates of grant of the stock options, and shall remain outstanding for such period without regard to the Executive’s death following the Involuntary Termination.  The Employer hereby represents, based on the terms of the applicable equity compensation plan and such other information as the Employer deems relevant, that the Company has the authority and has taken all appropriate actions to extend the exercise period of such options to accomplish the extension provided for in the preceding sentence;”

10. Section 4 of the Employment Agreement shall be further amended by adding, at the end thereof, a new subparagraph (g) to read as follows:

“(g)           Retirement Date.  On the Retirement Date, if not otherwise terminated prior to such date, the Executive’s employment with the Employer will terminate and, the Executive and the Employer agree that the Executive shall be provided with the payments benefits and treatment of equity set forth in subsection 4(b) above; provided however, that no such payments, benefits or treatment of equity shall be provided hereunder unless the Executive executes and does not revoke the Release.”

11. Section 5 of the Employment Agreement shall be amended by adding, at the end thereof the following:

“(e)           Return of Company Property.  The Executive agrees that as of the date that his employment terminates hereunder, he will have returned to the Company all property belonging to the Company, including but not limited to all proprietary and/or confidential information and documents (including any copies thereof) in any form belonging to the Company, cell phone, Blackberry, keys, card access to the building and office floors, computer user name and password, disks and/or voicemail code.

(f)           Non-Disparagement.  The parties agree that neither will make disparaging or defamatory comments regarding the other in any respect or make any comments concerning any aspect of the Executive’s relationship with the Company or the conduct or events which precipitated the termination of employment from the Employer.  The Executive’s obligations under this subsection (f) shall not apply to disclosures required by applicable law, regulation or order of a court or governmental agency.  The Employer’s obligations shall extend only to the Employer, its direct and indirect parents, subsidiaries and affiliates.  The Employer will use its reasonable best efforts to cause the Company’s respective officers and directors to refrain from making disparaging or defamatory comments regarding the Executive in any respect or making any comments concerning any aspect of the Executive’s relationship with the Company or the conduct or events which precipitated the Executive’s termination of employment from the Employer.”

12. Section 7 of the Employment Agreement shall be amended to read, in its entirety, as follows:

“The Employer agrees that (i) if the Executive is made a party, or is threatened to be made a party, to any threatened or actual claim, action, suit or proceeding, whether civil, criminal, administrative, investigative, appellate or other, anywhere in the world, (each, a “Proceeding”), including an action by or in the right of the Employer, by reason of the fact that he is or was a director, officer, employee, agent, manager, or representative of the Company or is or was serving at the request of the Employer as a director, officer, member, employee, agent, manager, or representative of any subsidiary or affiliate of the Employer, or of another corporation, partnership, joint venture, trust or other enterprise, or (ii) if any claim, demand, request, investigation, dispute, controversy, threat, discovery request or request for testimony or information (each, a “Claim”) is made, or threatened to be made, anywhere in the world, that arises out of or relates to the Executive’s service in any of the foregoing capacities, then the Executive shall be indemnified and held harmless by the Employer to the fullest extent legally permitted or authorized by the Employer’s certificate of incorporation, by-laws, board resolutions or, if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorney’s fees, judgments, interest, expenses of investigation, penalties, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, officer, member, employee, agent, manager, or representative of the Company and shall inure to the benefit of the Executive’s heirs, executors and administrators. Except to the extent prohibited by applicable law, the Employer shall advance to the Executive all costs and expenses incurred by him in connection with any such Proceeding or Claim within 15 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by the Executive to repay the amount advanced if he is ultimately determined not to be entitled to indemnification against such costs and expenses. The Employer agrees to maintain or cause to be maintained director’s and officer’s liability insurance covering the Executive for services rendered to the Company and its subsidiaries and, if reasonably available, its affiliates covering the Executive for his services as a director officer, member, employee, agent, manager or representative of the Company or any of its subsidiaries and affiliates, if applicable.”

13. The proviso at the end of Section 9 of the Employment Agreement shall be amended to read, in its entirety, as follows:

“provided, however, that following a Change in Control, the Employer shall pay the Executive’s reasonable attorneys’ fees and court costs if it is determined that the Executive brought an action in good faith and with a bona fide position without regard to whether the Executive prevails and the Executive shall not be required to reimburse the Employer no matter the outcome.”

14. Subsection 10(i) of the Employment Agreement shall be amended to read as follows:

“(i)  Entire Agreement. This Agreement, the previously granted stock options, as amended by this Agreement, and any resolutions of Parent approving any amendments to this Agreement or such previously granted stock options, sets forth the entire agreement of the Executive, the Employer and any predecessors or affiliates thereof with respect to the subject matter hereof and all prior agreements and term sheets are superseded hereby except as expressly provided herein.”

15. Except as specifically set forth in the Employment Agreement, as amended by this Agreement, the Executive covenants and agrees that he shall not be entitled to any other form of severance benefits from the Employer, including, without limitation, benefits otherwise payable under any of the Employer’s regular severance plans or policies, in the event his employment ends for any reason and, except with respect to obligations of the Employer expressly provided for herein, the Executive unconditionally releases the Employer and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities or obligations under any severance or termination arrangements of the Employer or any of its subsidiaries or affiliates.

16. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (determined without regard to the choice of law provisions thereof), and the parties consent to jurisdiction in the United States District Court for the Southern District of New York.

17. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document

18. In all respects not modified by this Agreement, the Employment Agreement is hereby ratified and confirmed.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first written above.

ELAN PHARMACEUTICALS, INC.

By: /s/ Kathleen Martorano
Name: Kathleen Martorano
Title: Executive Vice President, Strategic Human Resources

EXECUTIVE

/s/ G. Kelly Martin
G. Kelly Martin